MODBOOK INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

April 28, 2017

MODBOOK INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 24,559	$ 12,031
Accounts Receivable, Net	-	14,249
Inventory	98,538	102,799
Prepaid Insurance	539	519
TOTAL CURRENT ASSETS	123,635	129,597
NON-CURRENT ASSETS		
Equipment, Net	192	19,468
Intangible Assets	88,344	88,344
Notes Receivable	150,618	148,918
Deposit	975	-
TOTAL NON-CURRENT ASSETS	240,128	256,730
TOTAL ASSETS	$ 363,764	$ 386,328

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	9,041	8,455
Sales Tax Payable	425	54
Accrued Payroll	49,450	36,550
Reserve for Warranties	4,589	4,354
Customer Deposits	423,724	437,918
Line of Credit and Short Term Loans	115,213	90,000
TOTAL CURRENT LIABILITIES	602,442	577,330
TOTAL LIABILITIES	602,442	577,330
SHAREHOLDERS' EQUITY		
Common Stock (1,994,861 shares authorized and outstanding, $.0001 par value)	199	186
Additional Paid in Capital	1,461,786	1,268,396
Retained Earnings (Deficit)	(1,700,663)	(1,459,584)
TOTAL SHAREHOLDERS' EQUITY	(238,678)	(191,003)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 363,764	$ 386,328

MODBOOK INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Sales	$ 78,530	$ 132,373
Cost of Goods Sold	42,645	89,605
Gross Profit	35,886	42,768
Operating Expense		
General and Administrative	192,133	204,684
Depreciation	5,434	6,116
Marketing	39,181	61,066
Rent and Utilities	25,727	34,313
	262,475	306,179
Net Income from Operations	(226,589)	(263,411)
Other Income (Expense)		
Interest Expense	(13,604)	(4,138)
State and Local Taxes	(886)	(1,031)
Miscellaneous Income	3,448	-
Net Income Before Provision for Income Tax	(241,079)	(268,579)
Provision for Income Taxes	-	-
Net Income	$ (241,079)	$ (268,579)

MODBOOK INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (241,079)	$ (268,579)
Change in Receivables	14,249	(14,249)
Change in Payables	14,092	5,214
Change in Inventory	4,261	28,853
Change in Prepaid Expenses	(20)	15
Change in Deposit Assets	(950)	-
Change in Customer Deposits	(14,194)	49,798
Net Cash Flows From Operating Activities	(223,641)	(198,948)
Cash Flows From Investing Activities		
Change in Equipment	13,819	-
Depreciation	5,434	6,116
Notes Receivable	(1,700)	(18,036)
Net Cash Flows From Investing Activities	17,553	(11,920)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	193,403	45,600
Change in Line of Credit and Short Term Loans	25,213	90,000
Net Cash Flows From Investing Activities	218,616	135,600
Cash at Beginning of Period	12,031	87,299
Net Increase (Decrease) In Cash	12,528	(75,268)
Cash at End of Period	$ 24,559	$ 12,031

MODBOOK INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Modbook Inc. ("the Company") develops products and technologies that unleash the creative potential in everyone. During product development, Modbook Inc. takes advantage of advanced prototyping and manufacturing techniques that allow products to be designed, engineered and launched into production more rapidly than ever before. The company released its first product, the Modbook Pro, at the end of 2012.

The Company will conduct an equity crowdfund offering to commence during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Allowance for Doubtful Accounts

Accounts receivable are stated net of the Company's estimate for doubtful accounts of $0 in 2016, and $291 in 2015. The allowance for doubtful accounts is set at 2% of the Company's receivables as of year's end and adjusted during the year as necessary.

Inventory

Inventory consists of raw materials used to manufacture the Company's products, and finished goods available for sale. The Company allows its customers to purchase upgrades for specific orders, but does not otherwise produce "made to order" products.

Equipment

The Company capitalizes equipment with an original purchase price of $1,500 or more. Depreciation is calculated on a straight-line basis, under an internally developed system of class lives. Modbooks's system of depreciation generally conforms with the Internal Revenue Service's Modified Adjusted Cost Recovery System.

Intangible Assets

In April of 2012, Modbook Inc purchased the brand, patents, trademark and rights to the "Modbook" from its then owners in an asset for shares exchange (collectively "the Modbook intangibles"). The value of the asset was assigned based on an asset for shares agreement signed by all parties for the purchase of such.

The Company does not amortize the Modbook intangibles, but tests annually for impairment loss based on five factors:

- Significant decrease in the asset's market price / Significant Adverse Change in the asset's manner of Use

- Significant adverse change in legal factors or the business climate that could affect the asset's value

- Excessive costs incurred to acquire or construct the asset

- Historical and projected operating cash flow losses associate associated with the asset

- The asset is more than 50% likely to be sold or otherwise disposed of significantly before the end of its previously estimated useful life

Notes Receivable

In 2015 and 2016, the Company advanced funds to a related party, secured by notes payable. The notes have a ten-year term from their date of origination. The notes accrue simple interest annually at a rate linked to the Internal Revenue Service Applicable Federal Rate in effect for the year. Note payments are due in the fifth through tenth year after origination.

Reserve for Warranties

The Company maintains a reserve for expenses associated with repair or replacement of items under its standard and extended warranties. Income received in connection with extended warranty sales is deferred until the expiration of the extended warranty period after three years.

Customer Deposits

Customer deposits consists of amounts paid by the Company's customers for products that have not been shipped as of the balance sheet date. For the year's ended December 31, 2016 and 2015, deposits included the following:

	2016	2015
Modbook Pro Online Store Sales	$ 11,143	$ 19,894
Modbook Pro Warranty Sales	14,179	19,806
Kickstarter Campaign Sales	398,402	398,218
Total	$423,724	$437,918

Line of Credit Payable

The Company has a line of credit outstanding. The line of credit is an unsecured facility that renews every twelve months and is used for working capital. The Company issued equity in exchange for a personal guarantee of repayment of the line of credit by an early investor.

Common Stock

The Company has two classes of common stock outstanding- voting and non-voting shares. Non-voting shares of common stock are currently held exclusively by founders. Of common stock shares outstanding, 400,000 are considered non-voting shares. Voting shares are held by founders and early investors in the Company.

Option Plan

The Company has adopted a plan to grant options to purchase common stock with voting rights to certain key employees. The options are considered "non-qualified stock options" under Internal Revenue Service guidelines. The options may either vest immediately upon issuance or on a schedule determined by management, at a strike price equal to the fair market value of the Company's stock at the time of vesting. To date, all options granted by the Company have vested immediately. The maximum number of options that may be issued under the plan is 450,000. As of December 31, 2016, the number of options issued and outstanding was 190,000. No options were exercised during fiscal year 2016.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because the Company's stock is not currently traded on any exchange and Management has been unable to identify a suitably comparable company among publicly traded companies for which data are available. Thus, no amount has been recorded in the financial statements for option based compensation.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. Modbook Inc. recognized net operating losses for tax years 2015 and 2016. These losses will be carried forward to reduce taxable income in future years. Net operating loss carry forwards expire if not exhausted within twenty years of the year the loss was recognized. Management has elected not to record a valuation allowance

to account for any deferred tax benefits to which the Company may be entitled due to the uncertainty associated with timing and valuation of the benefits. The Company's 2014 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to franchise tax in the State of California. In 2015 and 2016, the Company paid the statutory minimum franchise tax of $800. The Company's 2014 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2019. The Company's 2015 tax filing for the State of California will be subject to inspection until 2020. The Company's 2016 tax filing for the State of California will be subject to inspection until 2021.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 28, 2017, the date that the financial statements were available to be issued.